Rockford Oil Corp.

Reserve Report

As of December 31, 2012

Properties in Barton, Butler, and Stafford County, Kansas

By:

James E Melland, PE, PG Melland Engineering, Inc.

P.O. Box 841

McPherson, Kansas 67460

April 1, 2013, 2012

Executive Summary

This report states the reserves for Rockford Oil Corp.'s (ROC) oil and gas properties in Barton, Butler, and Stafford County, Kansas (Table 1). The Anderson Lease is in Barton County and consists of 160 acres, two (2) producing wells and one (1) salt water disposal well (SWD). The Asmussen lease is in Butler County and consists of80 acres, one (1) producing well, one (1) operated SWD, and one (1) non- operated SWD. The Sanders lease is in Stafford County and consists of 160 acres and, two (2) producing wells and one (1) SWD well.

The reserves were estimated using decline curve analysis. For each lease, an initial production rate (IP) and annual decline rate were established to generate the production forecast curve, which was then entered into an economic spreadsheet to determine economic reserves. Using historical production data, the annual decline rate for the Anderson was estimated to be 2.5%, the Asmussen was estimated to be

10.0%, and the Sanders was estimated to be 6%.

The production forecast data was entered into a 25 year 10% discounted cashflow (10% DCF) to determine the economic reserves. The cashflow is based on a net revenue interest (NRI) of 0.1275 for the

Anderson lease, 0.16 for the Asmussen lease, and 0.28000140 for the Sanders lease. An oil price of

w as used based on the 12 month prior NCRA average Kansas Common price posting. The expenses used are estimated standard expenses, which represent the cost to operate a properly designed and functioning oil well in Kansas. The production with positive cash flow equals the reserves.

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The reserves for each lease are summarized in the Table 1 below.

Reserve Summary Table

Country	Lease	Oil Reserves, PDP BO	GAS Reserves, PDP MCF
Barton	Anderson	3,840	0
Butler	Asmussen	900	0
Stafford	Sanders	1,000
Totals		5,740

Abbreviations and Definitions

BO	Barrels Oil
BOPY	Barrels Oil per Year
D&A	Drilled and Abandoned (dry hole)
DCF	Discounted Cash Flow
IP	Initial Production Rate
J&A	Junked and Abandoned (plugged due to hole problems while drilling)
KGS	Kansas Geological Survey
LKC	Lansing - Kansas City formations
MCF	Thousand cubic feet
P&A	Produced and Abandoned or Plugged and Abandoned
PDP	Proven Developed Producing reserves
PDNP	Proven Developed Non-Producing reserves
PUD	Proven UnDeveloped reserves
ROC	Rockford Oil, Corp.

Disclosures

This report was prepared in accordance with the definitions and regulations contained in Rule 4-10(a) of Regulation S-X and Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and conforms to the FASB Accounting Standards Codification Topic 932.

i) Purpose

This report was prepared for Rockford Oil, Corp. (ROC) to be included as an exhibit in a filing to be made with the SEC.

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ii) Effective & Completion Date

The effective date of the report is December 31, 2012. The report was completed on April 1, 2013.

iii) Proportion and Geographic Area of Reserves

This report cover three (3) of the three (3) leases owned by ROC, which is approximately 100% of ROC's reserves. The reserves are located in Barton, Butler, and Stafford Counties, Kansas.

iv) Assumptions, Data, Methods, Prodedures, and Percentage of Reserves

During the preparation of this report, 100% of ROC's reserves were reviewed. Reserves were estimated using decline curve analysis, which is an industry standard method of estimating reserves. The procedure is as follows. Historical production data was downloaded from the Kansas Geological Survey (KGS) website and recent production data was obtained from the operator. The author of this report has downloaded historical production data from the KGS website for hundreds, if not thousands, of leases and has usually found the data to be accurate. The annual production rate was plotted against time to establish a decline curve for each lease. From the decline curve, an overall historical decline rate, a forecasted decline rate, and a forecasted initial production rate (IP) were established. Current production and operating information was also used to establish the forecasted decline rate and the IP. It is assumed that the forecasted decline rate remains constant. The forecasted production data, oil prices, and expected operating expenses were entered into a 25 year discounted cash flow economics spreadsheet. The forecasted production with positive cash flow equaled the reserve amount.

v) Primary Economic Assumptions

An oil price of$85.02/BO was used based on the NCRA average Kansas Common price posting and was held constant throughout the life of the reserves. It is assumed that oil prices will stay in the $85.02/BO range throughout the life of the reserves. The expenses used are estimated standard expenses, which represent the cost to operate a properly designed and functioning oil well in Kansas. Both oil price and operating expenses were held constant throughout the life of the reserves. The Ad Valorem taxes were roughly estimated. It was assumed that the operator has multiple properties and that some expenses are spread out amongst all properties and the total amount of the particular expense is not included for a single property, i.e. insurance.

vi) Effects of Regulation

There are no foreseeable regulations that would affect the ability to produce the reserves listed in this report.

vii) Inherent Uncertainties of Reserve Estimates

There are three (3) main methods of estimating oil and gas reserves; 1) decline curve analysis, 2) material balance, and 3) volumetric calculations. If possible, it is best to use more than one method to reduce the uncertainty in the reserve estimates. For the typical Kansas oil reservoir, decline curve analysis is the only method to use. Fortunately, there are numerous oil leases in Kansas and they have similar decline curves, therefore, the uncertainty is limited. The main uncertainty for Kansas leases is the fact that production rates are close to the economic limit and one major unexpected lease expense can cut the reserve life of a lease short.

viii) Methods and Procedures Considered

This reserve report was prepared using all the necessary procedures and methods, mainly decline curve analysis.

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ix) Summary of Conclusions

The proved developed producing reserves for the Anderson Lease in Barton County, Kansas are 3,840 BO (net). The proved developed producing reserves for the Asmussen Lease in Butler County, Kansas are

900 BO (net). The proved developed producing reserves for the Sanders Lease in Stafford County, Kansas are 1000 BO.

Pricing

An oil price of $85 .021BO was used to determine the economical reserves for each lease. The price is the

12 month average of the NCRA monthly average price posting for Kansas Common oil and does not include any price adjustments. This method varies slightly from FASB Accounting Standards Codification Topic 932, which uses the first day of the month price. NCRA pays the monthly average price for oil, not the delivery date price. The difference in the reserve calculation is negligible.

Date 4/1/2013

James E. Melland, PE, PG

/s/ James E. Melland, PE, PG

Reserve Report

Company: Rockford Oil Corp.

Field: Chase-Silica, Barton County, Kansas

Lease: Anderson 160 Acres NW/4 28-20S-12W

Producing Zone: Arbuckle

Well #4	Spot NWSWNW		API# 15-009-07395-0001	Type-Status OIL	Prime Mover Electric
#7	NESENW		15-009-12231	OIL	Electric
#8	SWSENW		15-009-05244-0001	SWD
#9	E2 SENW		15-009-25773	OIL	Electric
#1	SWNWNW	Oil	15-009-00299	OIL-P&A
#2	SENWNW	Oil	15-009-07394	OIL-P&A
#3	NENWNW		15-009-05638	D&A
#5	NESWNW		15-009-05795	D&A
#6	SESENW		15-009-75883	OIL-P&A

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The Anderson lease has been producing from the Arbuckle formation since 1956. As of yearend 2012, it has produced 357,020 BO from six (6) wells. Currently, there are three (3) active producers, the #4, #7, and #9, and a salt water disposal well, the #8. The #9 well was recently drilled and put on production and the #4 well was reworked, together increasing oil production from approximately 2.5 BOPD to

10+BOPD.

Historic annual production data was used to establish an annual decline rate of2.5%. Monthly production data was used to estimate the annual production for 2013 of 1600 BO, which was used as the IP for the production curve.

Rockford owns 0.15 WI and 0.1275 NRI.

Oil

PDP:	3,840 BO (net)
PDNP:	0 BO
PUD:	Unknown

Reserve Report

Company: Rockford Oil Corp.

Field: Asmussen, Butler County, Kansas'

Lease: Asmussen 80 Acres W/2 SE/4 16-29S-4E

Producing Zone: Arbuckle

Well	Spot	API#	Type-Status		Prime Mover
#16-1	E2NWNWSE	15-015-23749-0001	SWD
#16-2	S2NWNWSE	15-015-23777	OIL		Electric
#5	NWSWSE	15-015-21205	SWD
#1	NWNWSE	15-015-70292	OIL-P&A
#1	NWNWSE	15-015-00285	OIL? (Now	16-1?)
#2	SWNWSE	15-015-78230	Oil-P&A
#3	NENWSE	15-015-78231	OIL-P&A
#4	SWSE	15-015-78232	SWD-P&A
#6	NWNWSE	15-015-23136	OTHER

There was a conflict in the data sources as to which well was the #4 SWD and the #5 SWD.

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The Asmussen lease has been producing from the Arbuckle formation since 1965. The production data reported on the KGS website was listed under two leases, the Amussen (1956 - 1989) and the Asmussen

16-1 (2008 - 2012). The total production as of yearend 2012 is 242,604 BO. There is one active producer, #16-2. The produced water is disposed of in the #16-1 SWD and the non-operated #5 SWD.

The Asmussen lease was reactivated in 2008 and showed flush production through 2009. Historical production data was used to establish an annual decline rate of 10%. The production for 2012 was 822

BO, which was used to calculate the IP of744 BOPY for the forecast production curve.

Rockford owns 0.20 WI and 0.160 NRI.

PDP:	900 BO (net)
PDNP:	0 BO
PUD:	Unknown

Reserve Report

Company: Rockford Oil Corp.

Field: Seevers Northwest, Stafford County, Kansas

Lease Sanders 160 acres NW/4 1-25S-14W

Well		Typ	Status	Producing Zone	Prime Mover
3		SE NW NW	15-185-13136-0002	SWD-Active
5		NE NE NW	15-185-19025-0001	OIL-Active	Electric
6		SE NE NW	15-185-19026-0001	OIL-Active	Electric
1		NENWNW	15-185-00477-0001	EOR-P&A
2		NWNENW	15-185-19002-0001	OIL-P&A
4		NWSWNW	15-185-19003-0001	OIL-P&A
7		NWSENW	15-185-20922	D&A
J.E.	I	SESENW	15-185-00894	D&A

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The Sanders lease has been producing from the Mississippian since 1965. As of yearend 2012, it has produced 441,282 BO from six (6) wells. Early in the life of the lease, wells 1 through 6 were oil producers. Wells 1 and 3 were converted to injection wells, either for enhanced oil recovery or disposal. Wells 2 and 4 were plugged and abandoned. Wells 5 and 6 are active producers, and well 3 is a salt water disposal well.

Historic production data was used to establish an annual decline rate of 6.0%. Recent production data was used to estimate the forecast IP rate of 500 BOPY.

Rockford owns 0.35 WI and 0.28000140 NRI.

PDP:	1,000 BO (net)
PDNP:	0 BO
PUD:	Unknown, possible change of re-entering old well or drilling a new well.

Reserve Table
Reserve Category	Reserves
	Oil (bbls)	Natural Gas (mcf)
PROVED
Developed:
Barton County - Anderson Lease	3,840	0
Butler County - Asmussen Lease	900	0
Stafford County, Sanders Lease	1,000	0
Undeveloped:
Barton County - Anderson Lease	0	0
Butler County - Asmussen Lease	0	0

TOTAL PROVED	4395	0

PROBABLE
Developed	0	0
Undeveloped	0	0
POSSIBLE
Developed	0	0
Undeveloped	0	0

There is no gas production from either lease.

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